Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

BIOSPECIFICS TECHNOLOGIES CORP.

a Delaware corporation

at

$88.50 net per share, in cash,

Pursuant to the Offer to Purchase

Dated November 2, 2020

by

BETA ACQUISITION CORP.

a wholly-owned subsidiary of

ENDO INTERNATIONAL PLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER

11:59 PM, NEW YORK TIME, ON DECEMBER 1, 2020,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

November 2, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Beta Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly-owned indirect subsidiary of Endo International plc, a public limited company incorporated in Ireland (“Endo”), to act as Information Agent in connection with Purchaser’s offer to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined in the Offer to Purchase, dated November 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioSpecifics Technologies Corp., a Delaware corporation (“BioSpecifics”), at a price of $88.50 per Share (“Offer Price”), net to the holder in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”), receipt of which is hereby acknowledged. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF BIOSPECIFICS HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.    The Offer to Purchase;

2.    The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.    A Notice of Guaranteed Delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer (the “Notice of Guaranteed Delivery”);

4.    A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.    BioSpecifics’ Solicitation/Recommendation Statement on Schedule 14D-9, dated November 2, 2020.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 PM, New York time, on December 1, 2020, which is the 20th business day following the commencement of the Offer (the “Expiration Time”), unless the Offer is extended or earlier terminated.

The Offer is being made in connection with the Agreement and Plan of Merger, dated October 19, 2020, by and among Endo, Purchaser and BioSpecifics (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into BioSpecifics (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote on the adoption of the Merger Agreement by BioSpecifics’ stockholders, with BioSpecifics continuing as the surviving corporation of the Merger and thereby becoming a wholly-owned subsidiary of Endo. At the closing of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (a) Shares owned by Endo, Purchaser, BioSpecifics or by any of their direct or indirect wholly-owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the effective time of the Merger, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase.

THE BOARD OF DIRECTORS OF BIOSPECIFICS HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Condition, unless such Shares and other required documents are received by the Depositary by the Expiration Time (as defined in Section 1 of the Offer to Purchase).

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent, and Computershare Trust Company, N.A. as the depositary, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Endo, Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokerage Firms Call: (212) 269-5550

Stockholders Call Toll Free: (866) 796-1292

bstc@dfking.com

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